Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Williams Partners L.P.

Commission File No.: 001-34831

Williams (NYSE: WMB) One Williams Center Tulsa, OK 74172 800-Williams www.williams.com

DATE: July 12, 2018

MEDIA CONTACT:	INVESTOR CONTACT:
Keith Isbell (918) 573-7308	Brett Krieg (918) 573-4614

Williams and Williams Partners Announce Meeting and Record Dates for

Williams Special Meeting and Record Date for Williams Partners

Unitholders’ Written Consent

TULSA, Okla. – The Williams Companies, Inc. (NYSE: WMB) (“Williams”) and Williams Partners L.P. (NYSE: WPZ) (“Williams Partners”) today announced that, in connection with the previously announced merger transaction between Williams and Williams Partners (the “Merger”), the registration statement on Form S-4 (the “Registration Statement”) has been declared “effective” by the U.S. Securities and Exchange Commission (“SEC”).

Williams also today announced that it has scheduled a special meeting of Williams stockholders to vote on the proposed Merger and related amendment to Williams’ Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Williams common stock. The special meeting of stockholders will be held on Aug. 9, 2018, at 10:00 a.m. (Central Daylight Time) at the Williams Resource Center Theater, One Williams Center, Tulsa, Oklahoma. Williams’ stockholders of record as of the close of business on July 9, 2018, are entitled to vote at the meeting.

In addition, Williams Partners today announced that Williams Partners unitholders of record at the close of business on July 9, 2018, will be entitled to deliver written consents to approve the proposed Merger. Pursuant to the terms of a Support Agreement between Williams Gas Pipeline Company, LLC, a wholly owned subsidiary of Williams (“Williams Gas Pipeline”), and Williams Partners, Williams Gas Pipeline is expected to deliver its written consent with respect to the proposed Merger within two business days after the effectiveness of the Registration Statement. The delivery by Williams Gas Pipeline of its written consent will be sufficient to approve the proposed Merger on behalf of Williams Partners.

About Williams & Williams Partners

Williams (NYSE: WMB) is a premier provider of large-scale infrastructure connecting U.S. natural gas and natural gas products to growing demand for cleaner fuel and feedstocks. Headquartered in Tulsa, Okla., Williams owns approximately 74 percent of Williams Partners L.P. (NYSE: WPZ). Williams Partners is an industry-leading, large-cap master limited partnership with operations across the natural gas value chain including gathering, processing and interstate transportation of natural gas and natural gas liquids. With major positions in top U.S. supply basins, Williams Partners owns and operates more than 33,000 miles of pipelines system wide – including the nation’s largest volume and fastest growing pipeline – providing natural gas for clean-power generation, heating and industrial use. Williams Partners’ operations touch approximately 30 percent of U.S. natural gas. www.williams.com

Important Information:

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed Merger between Williams and Williams Partners. In furtherance of this proposed Merger and subject to future developments, Williams and Williams Partners have filed the Registration Statement with the SEC and a joint consent statement/proxy statement/prospectus and other documents related to the proposed Merger. This communication is not a substitute for any consent statement, proxy statement, registration statement, prospectus or other document Williams or Williams Partners may file with the SEC in connection with the proposed Merger. The Registration Statement was declared effective by the SEC on July 12, 2018. INVESTORS AND SECURITY HOLDERS OF WILLIAMS AND WILLIAMS PARTNERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Williams and Williams Partners expect to begin mailing the joint consent statement/proxy statement/prospectus to Williams stockholders and Williams Partners unitholders today. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Williams and Williams Partners through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Williams and Williams Partners with the SEC will be available free of charge by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed Merger. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 22, 2018. Information about Williams Partners’ directors and executive officers is available in Williams Partners’ annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 22, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent statement/proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Forward Looking Statements

The reports, filings, and other public announcements of Williams and Williams Partners may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing, expected timing, and benefits of the proposed Merger;
•	Expected levels of cash distributions by Williams Partners with respect to limited partner interests;
•	The levels of dividends to Williams stockholders;

•	Our expected financial results following the proposed Merger;
•	Future credit ratings of Williams, Williams Partners and their affiliates;
•	Amounts and nature of future capital expenditures;
•	Expansion and growth of our business and operations;
•	Expected in-service dates for capital projects;
•	Financial condition and liquidity;
•	Business strategy;
•	Cash flow from operations or results of operations;
•	Seasonality of certain business components;
•	Natural gas and natural gas liquids olefins prices, supply, and demand; and
•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Satisfaction of the conditions to the completion of the proposed Merger, including approval by Williams stockholders;
•	Whether Williams Partners will produce sufficient cash flows to provide the level of cash distributions we expect;
•	Whether Williams is able to pay current and expected levels of dividends;
•	Availability of supplies, market demand, and volatility of prices;
•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);
•	The strength and financial resources of our competitors and the effects of competition;
•	Whether we are able to successfully identify, evaluate and execute investment opportunities;
•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities;
•	Development of alternative energy sources;
•	The impact of operational and developmental hazards and unforeseen interruptions;
•	The impact of existing and future laws (including, but not limited to, the Tax Cuts and Jobs Act of 2017), regulations (including, but not limited to, the FERC’s “Revised Policy Statement on Treatment of Income Taxes” in Docket No. PL17-1-000), the regulatory environment, environmental liabilities, and litigation, as well as our ability to obtain necessary permits and approvals, and achieve favorable rate proceeding outcomes;
•	Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;
•	Changes in the current geopolitical situation;
•	Our exposure to the credit risk of our customers and counterparties;
•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital;
•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;
•	Risks associated with weather and natural phenomena, including climate conditions;
•	Acts of terrorism, including cybersecurity threats and related disruptions;
•	Our ability to close the proposed Merger; and
•	Additional risks described in our filings with the SEC.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and Williams Partners’ annual reports on Form 10-K each filed with the SEC on Feb. 22, 2018, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at www.williams.com and investor.williams.com.

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